Mail Stop 3561

October 20, 2008

Mr. Dan K. Dunn
Chief Financial Officer
Advanced Growing Systems, Inc.
3050 Royal Boulevard South, Suite 135
Alpharetta, Georgia 30022

> **Re:** **Advanced Growing Systems, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 11, 2008**
> **File No. 000-52572**

Dear Mr. Dunn:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant